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                             June 13, 2022

       Ci Zhang
       Chief Executive Officer
       Un Monde International Ltd.
       5689 Condor Place
       Mississauga, ON L5V 2J4, Canada
       Westagate Mall

                                                        Re: Un Monde
International Ltd.
                                                            Amendment No. 6 to
Registration Statement on Form 10-12G
                                                            Filed May 19, 2022
                                                            File No. 000-56328

       Dear Dr. Zhang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form 10-12G filed May 19,
2022

       Business, page 1

   1. We note your response to comment 1 and the revised disclosure. We also note that your language on page 3
remains inconsistent. Please revise to provide clear disclosure throughout that you
will not acquire a company located in or with principal operations in
                                                        China, including Hong
Kong and Macau.
       Security Ownership of Certain Beneficial Owners and Management, page 17

   2. We note your response to comment 4 and that your beneficial ownership table is dated
                                                        July 6, 2021. Please
update the table as of the most recent practicable date. See Item
                                                        403(a) of Regulation
S-K. In addition, under Item 5. Directors and Executive Officers, identify your current
chief financial officer.
 Ci Zhang
Un Monde International Ltd.
June 13, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameCi Zhang
                                                          Division of
Corporation Finance
Comapany NameUn Monde International Ltd.
                                                          Office of Real Estate
& Construction
June 13, 2022 Page 2
cc:       Rhonda Keaveney
FirstName LastName